Exhibit 12.1

The Hanover Insurance Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

Including realized gains and losses

	Fiscal Years Ended December 31
	2015	2014	2013	2012	2011
Earnings before income taxes, minority interest,
and cumulative effect of accounting changes	439.4	378.0	329.1	28.7	21.6
Fixed charges:
Interest expense	60.1	65.2	65.3	61.9	55.0
Interest portion of rental expense	5.7	6.7	7.1	7.4	7.0
Total fixed charges	65.8	71.9	72.4	69.3	62.0
Earnings before income taxes, minority interest,
cumulative effect of accounting changes and fixed charges	505.2	449.9	401.5	98.0	83.6
Ratio of earnings to fixed charges	7.678	6.257	5.546	1.414	1.348